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K9
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UNITEDSTATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65856

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/08___ AND ENDING ___12/31/08___
                                                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stanley Laman Group Securities, LLC

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

1235 Westlakes Drive, Suite 295
(No. and Street)

Berwyn	PA	19312
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James J. Laman   610-993-9100
                                                                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pressman Ciocca Smith LLP
(Name – if individual, state last, first, middle name)

1800 Byberry Road	Huntingdon Valley	PA	19006
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 1 2009
THOMSON REUTERS

SEC
Mail Processing
Section
FEB 25 2009
Washington, DC
105

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _____James J. Laman_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____Stanley Laman Securities, LLC_____ , as
of _____December 31_____ , 20__08__ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____ 2/24/09
_____ Signature

_____Member_____
                              Title

_____Natalie Reimund_____
            Notary Public

This report ** contains (check all applicable boxes):
☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the
       Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of
       consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STANLEY LAMAN GROUP SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

TABLE OF CONTENTS



PRESSMAN CIOCCA SMITH
THE VISION TO SEE TOMORROW. THE WISDOM TO GET YOU THERE.


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To The Members
Stanley Laman Group Securities, LLC
Berwyn, Pennsylvania

We have audited the accompanying statement of financial condition of Stanley Laman Group Securities, LLC as of December 31, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Stanley Laman Group Securities, LLC as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Pressman Ciocca Smith LLP

February 19, 2009

Statement of Financial Condition
December 31, 2008

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	28,129
Investments, at fair value		37,979
Prepaid expenses		10,160
	$	76,268

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	$	-
MEMBERS' EQUITY		76,268
	$	76,268

See accompanying notes.

Notes To Financial Statements
December 31, 2008

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Stanley Laman Group Securities, LLC ("the Company") is presented to assist in understanding the Company's financial statements. The financial statements and accompanying notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America.

Business Activity and Concentration of Credit Risk

The Company was formed in April 2002 for the purpose of providing broker-dealer services in variable life insurance. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD).

The Company maintains cash balances at a financial institution located in the Philadelphia area. Accounts are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. At times, the Company's cash accounts exceeded the FDIC limit.

The Company is affiliated with another entity under common control and ownership. All revenue generated is the result of its affiliation with this other entity.

Basis of Accounting

The accompanying financial statements are presented on the accrual basis in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all short-term debt securities purchased with an original maturity of three (3) months or less to be cash equivalents.

Investments

Marketable securities are valued at market value.

Revenue Recognition

Insurance commissions are recognized as revenue when (i) the policy application is substantially complete, (ii) the premium is paid and (iii) the insured party is contractually committed to the purchase of the insurance policy.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Income Taxes

In lieu of corporate income taxes, the members of a limited liability corporation are taxed on their proportionate share of the Company's taxable income. Accordingly, no provision for corporate income taxes is included in these financial statements.

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement 109" ("FIN 48"). FIN 48 establishes a single model to address accounting for uncertain tax positions. As permitted by Financial Accounting Standards Board Staff Position on FASB Interpretation No. 48-3 – "Effective Date of FIN 48 for Certain Nonpublic Enterprises" ("FSP FIN 48-3"), the Company has elected to defer the effective date of FIN 48 to the annual financial statements for fiscal years beginning after December 15, 2008. Since the Company is not a tax paying entity, the implementation of FIN 48 will not have an effect on the Company's financial position, results of operations or cash flows.

Fair Value Measurements

Effective January 1, 2008, the Company adopted FASB Statement No. 157 ("SFAS No. 157"), *Fair Value Measurements,* which defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The statement establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:
- Level 1 – Quoted prices in active markets for identical assets or liabilities.
- Level 2 – Observable inputs other than quoted market prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted market prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable and can be corroborated by observable market data.
- Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable market data.

NOTE B – SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3 EXEMPTION

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(1), under which provision the Company must promptly transmit all customer funds and deliver all securities received in connection with its activities as a broker-dealer, and not otherwise hold funds or securities for, or owe money or securities to its customers.

NOTE C – FAIR VALUE MEASUREMENTS

FASB Statement No. 157 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by *FASB Statement No. 157*, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

NOTE C – FAIR VALUE MEASUREMENTS - CONTINUED

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observed for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or the liability.

The Company determines the fair value of its investments through application of SFAS No. 157, *Fair Value Measurements.* Information related to the Company's assets measured at fair value on a recurring basis at December 31, 2008 is as follows:

	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments	$ 37,979	$ 37,979	$ -	$ -

Fair values for investments are determined by quoted prices in active markets for identical assets.

NOTE D – RELATED PARTY TRANSACTIONS

The Company shares office space with an affiliate under common control and ownership. During 2008, the Company paid fees of $12,000 to the affiliate for its allocated share of rent, utilities and office expenses. The fees are based on the affiliate's estimate of expenses incurred related to the resources utilized by the Company. Management believes that these estimates were made on a reasonable basis. However, the fees are not necessarily indicative of the level of expenses that might have been incurred had the Company contracted directly with third parties. Management has not made a study or any attempt to obtain quotes from third parties to determine what the cost of obtaining such services from third parties would have been. The fees and expenses charged by the affiliate are subject to change.

NOTE E – NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission's "Uniform Net Capital Rule" (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2008, the Company's net capital was $60,080, which was $55,080 in excess of its required net capital of $5,000. The Company's aggregate indebtedness/net capital ratio was 0%.

